UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. __)

INVICTA GROUP, INC. (ALLIANCE CREATIVE GROUP, INC.)
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

461838203
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	461838203

1	NAMES OF REPORTING PERSONS
GOLDEN STATE EQUITY INVESTORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

		161,294,555
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		161,294,555

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

161,294,555

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
The aggregate amount in Row 9 represents the maximum amount of shares that Golden State Equity Investors, Inc. can beneficially control under a contractually stipulated 9.99% ownership restriction. The full potential amount of shares that may be purchased by Golden State Equity Investors, Inc. would otherwise exceed such amount
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12	TYPE OF REPORTING PERSON

CO

ITEM 1(a). NAME OF ISSUER:

INVICTA GROUP, INC. (ALLIANCE CREATIVE GROUP, INC.)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1165 North Clark Street, Suite 410, Chicago, Illinois 60610

ITEM 2(a). NAME OF PERSON FILING:

GOLDEN STATE EQUITY INVESTORS, INC

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1150 Silverado Street, Suite 203, La Jolla, CA 92037

ITEM 2(c). CITIZENSHIP:

United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

COMMON STOCK

ITEM 2(e). CUSIP NO.:

461838203

ITEM 3. Not Applicable

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
161,294,555
(b)	Percent of class:
9.99%
(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 161,294,555
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of: 161,294,555
(iv) Shared power to dispose or to direct the disposition of:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: FEBRUARY 12TH, 2018

By:
Name:	TRAVIS HUFF